EXHIBIT F

FORM OF PROMISSORY NOTE

Pursuant to the terms of the Offer of Purchase dated August 29, 2017 (the “Offer”) wherein FSI Low Beta Absolute Return Fund (the “Fund”) offers to purchase units of beneficial interest in the Fund (“Units”) from unitholders of the Fund in an amount up to 25% of the Fund’s net asset value as of December 29, 2017 or any later date as corresponds to any extension of the Offer (the “Valuation Date”), the Fund hereby promises to pay, in the manner set forth below, to the person identified below as the payee (the "Payee"), an amount equal to the net asset value of the Units tendered by the Payee, determined as of the Valuation Date, less any applicable repurchase fee (as described in the Offer).

This note entitles the Payee to receive a cash payment equal to at least 100% of the value of the Units as of the Valuation Date, less any applicable repurchase fee (the “Payment”), which will be paid to the payee in the form of a wire generally within 90 days after the Valuation Date. A repurchase fee of 2.00% of the value of Units repurchased by the Fund will apply if any Units tendered by the Payee were purchased within one year (e.g. 365 calendar days or less) of the Valuation Date. The Payment shall be made pursuant to the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Offer.

Payee:	FSI Low Beta Absolute Return Fund

By:

Name and Title of Signatory